Exhibit 4.12

eFleets Corporation

7660 Pebble Drive

Fort Worth, Texas 76118

August 15, 2014

Advanced Microcontrols, Inc.

Ladies and Gentlemen:

Reference is made to the following Promissory Notes (each a “Note” and collectively the “Notes”) issued by Good Energy Conservation, Inc. (the “Company”) to Advanced Microcontrols, Inc. (“Holder”):

Date of Promissory Note	Original Principal Amount of Promissory Note

May 20, 2013	$110,000
September 3, 2013	$40,000

For good and valuable consideration the receipt of which is hereby received, the Company and the Holder hereby agree that the maturity dates of the May 20, 2013 Note shall be extended from May 20, 2014 to September 20, 2014 and the maturity date of the September 3, 2013 Note shall remain that date (September 3, 2014) and notwithstanding anything to the contrary in the respective Notes all interest and principal due on the Notes shall be deferred and payable on the new respective maturity dates of the Notes. It is agreed this agreement is effective on July 20, 2014.

Except as set forth herein, all other terms set forth in the Notes shall remain unchanged. This extension agreement shall be governed by the laws of the State of Texas, excluding its conflict of laws rules. The exclusive jurisdiction and venue of the any legal action instituted by any party to this extension shall be the Circuit Court of Tarrant County, Texas.

Very truly yours,

GOOD EARTH ENERGY CONSERVATION, INC.

By:
James R. Emmons
President

Agreed and Accepted

Advanced Microcontrols, Inc.

By:
Name:
Title: